DEJOUR ENTERPRISES LTD.

Consolidated Financial Statements

(Unaudited)

March 31, 2007

The unaudited financial statements have not been reviewed by the Company’s auditor.

Dejour Enterprises Ltd.

Consolidated Balance Sheet

As at March 31, 2007 and December 31, 2006

(Unaudited – Prepared by Management)

	March 31	December 31
	2007	2006

ASSETS
Current
Cash and cash equivalents	$ 13,505,126	$ 17,660,163
Marketable securities (Note 4)	50,010	306,271
Prepaids and other	145,518	185,862
	13,700,654	18,152,296

Investment in Titan (Note 3)	35,118,214	36,538,953
Equipment (Note 2)	106,521	106,953
Resource properties (Note 4)	29,926,086	25,879,526

	$ 78,851,475	$ 80,677,728

LIABILITIES
Current
Accounts payable and accrued liabilities	535,631	$ 556,137
Promissory note (Note 5)	3,463,800	5,827,000
	3,999,431	6,383,137

Long term liabilities
Convertible debentures (Note 5)	1,415,408	1,343,978
Future income tax liabilities	3,344,287	1,508,234
	4,759,695	2,852,212

SHAREHOLDERS' EQUITY
Share capital (Note 6)	48,826,232	48,671,383
Contributed surplus (Note 7)	1,967,724	1,648,398
Retained earnings	19,298,393	21,122,598
	70,092,349	71,442,379

	$ 78,851,475	$ 80,677,728

  Approved on behalf of the Board

“Robert Hodgkinson”	“Douglas Cannaday”
Robert Hodgkinson – Director	Douglas Cannaday – Director

Dejour Enterprises Ltd.

Consolidated Interim Statements of Loss and Deficit

For the Three Month Periods Ended March 31

(Unaudited – Prepared by Management)

	2007	2006
EXPENSES
Amortization	$ 6,659	$ -
Interest expense and finance fee	74,214	8,744
Investor relations	488,856	500,087
Fees for management and consultants	244,136	138,898
Stock-based compensation for management and consultants	402,880	153,477
Office and general	73,555	47,077
Professional fees	28,617	-
Property investigation costs	24,626	12,172
Regulatory and filing fees	42,699	9,892
Rent	42,488	41,015
Travel and accommodation	51,765	43,404
	1,480,495	954,766
LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(1,480,495)	(954,766)
Interest income	166,517	96,876
Gain on disposition of investment	43,928	-
Equity loss from Titan (Note 3)	(1,414,773)	-
Foreign exchange gain (loss)	(16,714)	9,476
Impairment of oil and gas properties (Note 4)	845	(2,329,730)

INCOME (LOSS) BEFORE INCOME TAXES	(2,700,692)	(3,178,144)

FUTURE INCOME TAX RECOVERY	876,487	-
NET LOSS FOR THE PERIOD	(1,824,205)	(3,178,144)
RETAINED EARNINGS (DEFICIT), BEGINNING OF PERIOD	21,122,598	(2,765,128)

RETAINED EARNINGS (DEFICIT), END OF PERIOD	$ 19,298,393	$ (5,943,272)

BASIC AND FULLY-DILUTED LOSS PER SHARE	$ (0.03)	$ (0.08)

Dejour Enterprises Ltd.

Consolidated Interim Statements of Cash Flows

For the Three Month Periods Ended March 31, 2007 and 2006

(Unaudited - Prepared by Management)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (1,824,205)	$ (3,178,144)
Adjustment for items not affecting cash
Amortization	6,659	6,515
Equity loss from Titan	1,414,773	-
Non-cash stock-based compensation	402,880	153,477
Impairment of oil and gas properties	(845)	2,329,730
Future income tax recovery	(876,487)	-
Gain on disposal of marketable securities	(43,928)	-

Changes in non-cash working capital balances	19,838	351,097

	(901,315)	(337,325)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(6,227)	(1,000)
Proceed from sales of marketable securities	300,189	-
Investment in Titan	5,966	-
Resource properties expenditures	(4,045,715)	(2,153,428)

	(3,745,787)	(2,154,428)

CASH FLOWS FROM FINANCING ACTIVITIES
Promissory note	(2,363,200)	-
Convertible debentures	71,430	-
Issuance of common shares for cash	2,783,835	9,911,145

	492,065	9,911,145

INCREASE IN CASH AND CASH EQUIVALENTS	(4,155,037)	7,419,392

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	17,660,163	12,387,314

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 13,505,126	$ 19,806,706

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

1.

Nature of Operations and Basis of Presentation

The Company is a public company trading on the American Stock Exchange (“AMEX”) and the TSX Venture Exchange (“TSX-V”), under the symbol (“DEJ”).  The Company is in the business of exploring and developing energy projects with a focus on oil and gas and uranium.

These financial statements are prepared in accordance with the generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements.  Accordingly, they do not include all of the information and disclosures required by the Canadian GAAP in the preparation of annual financial statements.  The accounting policies used in the interim financial statements are the same as those described in the audited December 31, 2006 financial statements and the notes thereto.  The interim financial statements should be read in conjunction with the Company’s audited financial statements for the year-ended December 31, 2006.

Change in Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements. Furthermore the adoption of this policy has no material effect on these financial statements.

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost. Changes in fair value are to be recognized in the statement of operations and the statement of comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

1.

Nature of Operations and Basis of Presentation (con’t)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

i)

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

ii)

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

iii)

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

iv)

All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period resulting from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

2.

Equipment

	March 31, 2007			December 31, 2006
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Furniture, fixtures and equipment	$100,212	$ 28,535	$71,677	$ 96,066	$ 24,872	$71,194
Computer equipment	54,566	21,248	33,318	53,338	18,596	34,742
Software	2,906	1,380	1,526	2,033	1,016	1,017
	$157,684	$ 51,163	$106,521	$151,437	$ 44,484	$106,953

3.

Investment in Titan Uranium Inc.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totalling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

1.

Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  The Company is restricted from transferring beneficial ownership of Titan shares until the first anniversary of the date of closing, at which time up to 20% of the original number may be traded in any twelve month period, and any trades in excess of this annual limit will be subject to prior approval of the Board of Directors of Titan;

2.

Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months, subject to a forced exercise provision whereby Titan can call the automatic exercise of the warrants should Titan’s common shares trade on the TSX-V at a price of $4.00 or more for 20 consecutive trading days.  50% of these warrants were vested on the date of closing and the remaining 50% will vest twelve months after closing.

3.

The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The estimated fair market value of Titan’s shares and warrants at the date of acquisition were $31,650,000 and $4,800,000 respectively.  The investment in Titan has been accounted for using the equity method of accounting and includes related legal fees and other costs of acquisition of $107,983.  The Company owned approximately 33% of Titan as at March 31, 2007.

The Company’s share of losses in Titan for the quarter ended March 31, 2007 was $1,414,773, which included non-cash stock-based compensation expense of $1,329,694.

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

4.

Resource Properties

Uranium Properties

In 2005 and 2006, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties.  In December 2006 the Company sold a 90% interest in these properties to Titan as disclosed in Note 3.  The carrying values of the remaining 10% interest are:

	Balance Dec 31, 2006	Exploration & Development	Balance Mar 31, 2007

Bozo	$ 1,268	$ -	$ 1,268
Fleming Island	36,882	-	36,882
Gartner Lake	23,150	-	23,150
Hoppy North	5,596	-	5,596
Hoppy South	3,878	-	3,878
Maybelle River	19,711	-	19,711
Meanwell Lake	69,314	-	69,314
R-Seven	208,201	-	208,201
Sand Hill Lake	160,512	-	160,512
Carlson Creek (formerly Sheila)	2,893	-	2,893
Thornburn Lake	6,013	-	6,013
Umpherville Lake	3,108	-	3,108
Umpherville West	1,451	-	1,451
Virgin Trend North	145,227	-	145,227
Virgin Trend South	9,787	-	9,787

Total Uranium Properties	$ 696,991	-	$ 696,991

Oil & Gas Properties

	December 31, 2006	Additions	Write-down	March 31, 2007

Cecil	$ -	$ 120,750	$ -	$ 120,750
Chinchaga	-	134,626	-	134,626
Drake	-	418,746	-	418,746
Golden Prairie Prospect	1	-	-	1
Guatemala	-	7,250	-	7,250
Noel	-	930,750	-	930,750
Retamco Project	25,182,532	1,856,477	-	27,039,009
Tinsley Prospect	1	-	-	1
Turtle Bayou, Louisiana	1	-	-	1
Wembley	-	555,061	-	555,061
Others	-	22,900	-	22,900
	$25,182,535	$ 4,046,560	$ -	$ 29,229,095

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

4.

Resource Properties (con’t)

Retamco Project

In July 2006, the Company concluded the purchase of interests in 267 oil and gas leases covering 254,068 net acres in the Piceance and Uinta Basins in the States of Colorado and Utah from Retamco Operating Co. (“Retamco”), a private Texas corporation.  The cost to the Company was $25,182,532 and included cash of $5,511,000 (US$5,000,000), 5,500,000 common shares valued at $12,088,991 (US$10,726,700), a promissory note with face value of $5,643,000 (US$5,000,000) and the issuance of a $1,577,609 (US$1,397,846) two-year 8% convertible debenture.  Additional costs of $361,932 relating to the acquisition have also been capitalized to the project.  See Notes 5 and 6.

The project consists of two project types.  The “Natural Gas Resource” project covers 188,422 net acres containing natural gas assets; the second project is the “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins.

The Company owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  The Company will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion, equipping or abandonment.

The Company received 183,836 common shares of Brownstone Ventures Inc. (“Brownstone”, a working interest partner in the Retamco Project) with a fair value of $306,271 as a finder’s fee for assisting Brownstone in its purchase of its 10% interest in the Natural Gas Resource and Overthrust Oil projects.  As at March 31, 2007, the Company’s remaining 25,000 shares of Brownstone had a market value of $65,000.

Other Projects

In 2006, the Company was advised by the operator of the Tinsley and Lavaca Prospect that the wells were not economic.  As a result, the Company recorded an impairment provision of $2,596,074.  The Company currently holds interests in these oil and gas properties and carries three of these properties at $1 each, as it has not yet determined if these three properties contain any economical resources.

In October 2006 Dejour Energy (Alberta) Ltd. (“DEAL”), a 90% owned subsidiary, successfully concluded a Participation Agreement allowing it to participate in the drilling of a high potential natural gas well in an area known as the Noel Area, in N.E. British Columbia, Canada.  DEAL will pay 15% of the costs to earn a 9.375% working interest in 2,220 acres with an option to drill additional wells earning 2,220 acres to a maximum of 10,725 acres.  Drilling commenced in the 1st quarter of 2007 and the estimated cost for drilling the first test well was $700,000.  Negotiations to add more land to this Noel prospect are ongoing.

During the 1st quarter of 2007, DEAL concluded business agreements on four additional prospects resulting in the drilling of four wells.  Land acquisition through purchase or earning has resulted in DEAL owning an average 22% interest in approximately 45,000 acres of land in the Peace River Arch area of Alberta and British Columbia.

Dejour Alberta has successfully drilled two wells on the 100% before payout in northern BC, referred to as the “Drake lands”, resulting in two gas wells.  These wells have earned 60% interest in additional lands on which two more low risk wells are planned for the next winter drilling season.  There exists potential on this land in deeper formations which will be investigated over the summer, prior to finalizing depths for future drilling.

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

5.

Promissory Note and Convertible Debentures

On July 14, 2006, a promissory note with face value $5,643,000 (US$5,000,000) and convertible debenture with a face value of $1,577,609 (US$1,397,846) were issued to Retamco for the acquisition of the Retamco project.  Refer to Note 4.  The US$5,000,000 promissory note is secured, bore no interest to January 1, 2007 and thereafter it bears interest at 4.4% per annum. This promissory note matures as follows:

January 2, 2007	US$ 2,000,000	(paid)
March 31, 2007	1,500,000	(paid subsequently)
June 30, 2007	1,500,000
	US$ 5,000,000

The Company estimated that the fair value of the promissory note at the date of issue was $4,877,058 and has capitalized the accreted interest to December 31, 2006 as resource property costs.  The fair value of the promissory note approximates its carrying value at December 31, 2006 and March 31, 2007.

The convertible debenture matures on July 15, 2008, is unsecured, bears an 8% coupon, payable quarterly and is convertible at $1.56 (US$1.35) per unit.  Each unit consists of one common share and one warrant, exercisable at $1.73 (US$1.50) per share, expiring on July 15, 2008.

6.

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2005	39,016,789	$18,190,174
Common shares issued during 2006:
- for acquisition of Retamco Project (Note 4)	5,500,000	12,088,991
- for cash by private placements	8,071,333	11,329,002
- for cash on exercise of agent’s options	499,909	349,937
- for cash on exercise of warrants	7,051,285	7,076,746
- for cash on exercise of stock options	760,407	433,321
- contributed surplus reallocated on exercise of stock options	-	257,520
- renounced flow-through share expenditures	-	(1,054,308)

Balance at December 31, 2006	60,899,723	48,671,383
- for cash on exercise of warrants	3,338,233	2,687,855
- for cash on exercise of stock options	129,117	95,980
- contributed surplus reallocated on exercise of stock options	-	83,554
- renounced flow-through share expenditures	-	(2,712,540)

Balance at March 31, 2007	64,367,073	$ 48,826,232

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

6.

Share Capital (con’t)

During the three month period ended March 31, 2006, the Company completed the following:

In March 2006, the Company completed a private placement and issued 5,300,000 flow-through shares (“FTS”) at $1.50 per share.  Gross proceeds raised of $7,950,000 are committed to be spent on Canadian Exploration Expenditures (“CEE”), of which $2,600,000 had been spent to December 31, 2006.  Accordingly, as at December 31, 2006, approximately $5,350,000 was not available for general administrative purposes.  In connection with this private placement, the Company paid finders’ fees of $477,000 and issued 424,000 warrants, exercisable at $1.65 per share before September 2, 2007.   The grant date fair values of the agents’ warrants, estimated to be $63,600 have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In March 2006, the Company completed a private placement and issued 683,333 Units at $1.50 per Unit.  Each Unit consists of one common share and half of one share purchase warrant, exercisable at $1.65 per share before December 31, 2007.  Gross proceeds raised were $1,025,000.  The Company paid finders’ fees of $45,000 and issued 41,000 warrants, exercisable at $1.65 per share before December 31, 2007.  The grant date fair values of the warrants and agents’ warrants, estimated to be $51,250 and $6,150 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

7.

Stock Options and Contributed Surplus

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	2,010,000	1.847
Options exercised	(760,407)	0.570
Options cancelled and expired	-	-

Balance, December 31, 2006	4,560,785	1.140	1.93 years
Options granted	350,000	2.350
Options exercised	(129,117)	0.743
Options cancelled and expired	-	-

Balance, March 31, 2007	4,781,668	$ 1.24	1.80 years

DEJOUR ENTERPRISES LTD.

Notes to Consolidated Financial Statements

For the Three Month Period Ended March 31, 2007 and 2006

(Unaudited – Prepared by Management)

7.

Stock Options and Contributed Surplus (con’t)

Details of changes in the Company's contributed surplus balance are as follows:

Balance, December 31, 2005	279,085
Stock compensation on vesting of options	1,295,127
Value of conversion feature on convertible debentures	331,706
Allocated to share capital on exercise of options	(257,520)
Balance, December 31, 2006	1,648,398
Stock compensation on vesting of options	402,880
Allocated to share capital on exercise of options	(83,554)

Balance, March 31, 2007	$ 1,967,724

8.

Warrants and Agents’ Options

Details of warrants outstanding as at March 31, 2007 are as follows:

Number	Price	Remaining Contractual Life

1,199,738	$ 1.65	0.75 years

9.

Related Party Transactions

During the quarter-ended March 31, 2007, the Company entered into the following transactions with related parties:

a)

The Company incurred $31,500 in consulting fees to a private company controlled by the CEO.

b)

The Company incurred $31,500 in consulting fees to a private company controlled by the president of the Company.

c)

The Company incurred $23,121 in consulting fees to a private company controlled by the vice-president of the Company.

d)

The Company incurred $30,025 in consulting fees to a private company controlled by CFO.

e)

The Company’s 90% owned joint venture subsidiary (“DEAL”) incurred $37,500 in consulting fees to a company controlled by a director of DEAL.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

10.

Subsequent Events

In April 2007, the Company granted a total of 1,600,000 options to consultants, directors and officers.  These options are exercisable at $2.50 per share, with an average expiry date of 4.36 years.

In May 2007, the Company closed its private placement of 3.7 million Units for total gross proceeds of $10 million.  Each Unit consists of one common share and half of one warrant, exercisable at $3.35 per share, expiring May 25, 2009.